Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 180-I dated May 30, 2006

Registration Statement no. 333-134553

Dated June 19, 2007

Rule 433

Preliminary Terms and Conditions, June 19, 2007	Telephone: +1 212 526 0905

17.10% Reverse Exchangeable Notes Linked to the Least Performing Common

Stock in a Basket of Common Stocks

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 180-I dated April 27, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 180-I, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 180-I, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek a higher coupon rate than the current dividend yield on the Reference Stocks or the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stocks, be willing to accept the risks of owning equities in general and the least performing common stock in the basket of common stocks in particular, and be willing to lose some or all of their principal.

The notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the closing price of any Reference Stock is below such Reference Stock’s Trigger Price during the Monitoring Period, as described below.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/A+)†
Issue Size:	$[TBD]
Pricing Date:	June 20, 2007
Settlement Date:	June 29, 2007
Observation Date:	June 25, 2008††
Maturity Date:	June 30, 2008††
Term:	Approximately 1 year
Basket:	The basket (the “Basket”) will be composed of the common stocks of Pfizer Inc. (NYSE: PFE), Citigroup Inc. (NYSE: C), Verizon Communications Inc. (NYSE: VZ), Altria Group, Inc. (NYSE: MO), AT&T Inc. (NYSE: T), General Motors Corporation (NYSE: GM), Merck & Co., Inc. (NYSE: MRK), General Electric Company (NYSE: GE), E. I. du Pont de Nemours and Company (NYSE: DD) and JPMorgan Chase & Co. (NYSE: JPM) (each, a “Reference Stock” and, together, the “Reference Stocks”). Any Reference Stock issuer may be changed in certain circumstances. See “Description of Notes—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement no. 180-I for further information.
Coupon Rate:	17.10% per year paid monthly and calculated on a 30/360 basis.
Coupon Payment Date:	Monthly, the 30th day of each month, starting on July 30, 2007 to, and including, the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day the Coupon Payment Date will be the first preceding day that is a business day.
Payment at Maturity:	The payment at maturity, in addition to accrued and unpaid coupon payments, is based on the performance of each of the Reference Stocks individually. You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid coupon payments at maturity unless:
(i) the Final Share Price of any Reference Stock is less than its Initial Share Price; and
(ii) a Trigger Event has occurred.

If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the number of shares of the Least Performing Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof), plus any accrued and unpaid coupon payments. If we deliver shares of the Least Performing Reference Stock, fractional shares will be paid in cash. The market value of the Physical Delivery Amount (or, at our election, the Cash Value thereof) will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Trigger Event:	A Trigger Event occurs if, on any trading day during the Monitoring Period, the closing price of any Reference Stock is below such Reference Stock’s Trigger Price.

Monitoring Period:	The period from, and excluding, the Pricing Date to, and including, the Observation Date.

Initial Share Price:	For each Reference Stock, the closing price of such Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor. See “The Reference Stocks—Initial Share Prices and Trigger Prices.”

Trigger Price:	For each Reference Stock, a dollar amount that represents 65% of the then applicable Initial Share Price of such Reference Stock in effect. See “The Reference Stocks—Initial Share Prices and Trigger Prices.”

Physical Delivery Amount:	The number of shares of the Least Performing Reference Stock, per $1,000 principal amount of the notes, equal to $1,000 divided by the Initial Share Price of the Least Performing Reference Stock.

Least Performing Reference Stock:	The Reference Stock with the lowest value of all the Reference Stocks included in the Basket, with value calculated as the product of (i) $1,000 divided by the Initial Share Price for such Reference Stock times (ii) the Final Share Price for such Reference Stock.

Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of the Least Performing Reference Stock and (2) the Final Share Price of the Least Performing Reference Stock.

Final Share Price:	For each Reference Stock, the closing price of the Reference Stock on the Observation Date.

Stock Adjustment Factor:	For each Reference Stock, 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “Description of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 180-I for further information about these adjustments.

CUSIP:	524908B90

ISIN:	US524908B907

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 180-I.

Investing in the Reverse Exchangeable Notes Linked to the Least Performing Common Stock in a Basket of Common Stocks involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 180-I and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 180-I and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)		Commission (2)		Proceeds to Us
Per note		$1,000.00		$25.00		$975.00
Total	$		$		$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to approximately $25.00 per $1,000 principal amount, or 2.500%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

June 19, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 180-I. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 180-I, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 180-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 180-I dated April 27, 2007

http://www.sec.gov/Archives/edgar/data/806085/000119312507092950/d424b2.htm

•	MTN prospectus supplement May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

The Notes Offer a Higher Coupon Rate Than the Current Dividend Yield on the Reference Stock or the Yield on Conventional Debt Securities of Comparable Maturity Issued by Us or an Issuer with a Comparable Credit Rating: The notes will pay coupon payments at 17.10% per year, which we believe is higher than the current dividend yield on the Reference Stocks or the yield that we believe would be payable on conventional debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any coupon payment or any other payment at maturity is subject to our ability to pay our obligations as they become due.

•

Reference Stocks: The Reference Stocks are the common stocks of Pfizer Inc. (NYSE: PFE), Citigroup Inc. (NYSE: C), Verizon Communications Inc. (NYSE: VZ), Altria Group, Inc. (NYSE: MO), AT&T Inc. (NYSE: T), General Motors Corporation (NYSE: GM), Merck & Co., Inc. (NYSE: MRK), General Electric Company (NYSE: GE), E. I. du Pont de Nemours and Company (NYSE: DD) and JPMorgan Chase & Co. (NYSE: JPM). The Reference Stocks may be modified in the case of certain corporate events. See “Description of Notes — Anti-dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 180-I for further information about selecting a Successor Reference Stock.

•

Your Return at Maturity May Be Based on a Reference Stock that Has Never Been Below Such Reference Stock’s Trigger Price: Your return at maturity may not necessarily be based on a Reference Stock, if any, whose closing price was below its Trigger Price during the Monitoring Period. For example, if a Trigger Event occurs with respect to a Reference Stock and that Reference Stock experiences a significant closing price increase on the Observation Date such that its Final Share Price exceeds its Initial Share Price, your return on the notes will probably not be based on the performance of that Reference Stock. Under these circumstances, if on the Observation Date the Final Share Price of one or more of the remaining nine Reference Stocks is below its respective Initial Share Price, your return on the notes will be based on a Reference Stock that will be different from the Reference Stock that was below its Trigger Price. Accordingly, you could lose a portion of your principal amount even if the Least Performing Reference Stock was at no time during the Monitoring Period below its Trigger Price.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the Maturity Date of the notes, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued and unpaid coupon payments) differs from your tax basis in the note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Your tax basis in the note will generally equal your cost of such note. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the note.

Upon a sale, exchange or other disposition of a note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the note. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 180-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 180-I dated April 27, 2007. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Significant Loss: The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the closing price of any Reference Stock is below such Reference Stock’s Trigger Price on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) will be less than the principal amount of each note and may be zero. In addition, on the Pricing Date, stock prices generally in the market and stock prices for the Reference Stocks may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to one such Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

•

The Notes Will Not Pay More Than the Principal Amount at Maturity, Plus Accrued and Unpaid Coupons, and Principal Protection is Under Limited Circumstances: Your return of principal at maturity is protected so long as a Trigger Event does not occur or if no Reference Stock’s Final Share Price is below its Initial Share Price. However, if the Final Share Price of any Reference Stock is below its Initial Share Price and a Trigger Event has occurred, you could lose the entire principal amount of your notes.

•

You Are Exposed to the Closing Price Risk of Each Reference Stock: Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set coupon payments at a rate of 17.10% per annum and your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to all of the Reference Stocks. Poor performance by any one of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by any of the other Reference Stocks. The performance of the individual Reference Stocks, and your payment at maturity, should not be expected to match the performance of the ten Reference Stocks as a basket.

•

Your Return on the Notes is Limited to the Principal Amount Plus Accrued Coupon Payments, Regardless of Any Appreciation in the Value of Any Reference Stock: Unless (i) the Final Share Price of any Reference Stock is less than its Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of any Reference Stock is below such Reference Stock’s Trigger Price, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid coupon payments, regardless of any appreciation in the value of any Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or more of the Reference Stock during the term of the notes.

•

Your Payment at Maturity May Be Determined By the Least Performing Reference Stock: If a Trigger Event occurs, you will lose some or all of your investment in the notes if the Final Share Price of any Reference Stock is below its Initial Share Price. This will be true even if (i) the Final Share Price of each of the other nine Reference Stocks is above its Initial Share Price and/or (ii) the sole Reference Stock with a Final Share Price that is below its Initial Share Price was not the same Reference Stock that was below its Trigger Price during the Monitoring Period.

•

No Ownership Rights in the Reference Stocks: As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.

•

No Affiliation With the Reference Stock Issuers: We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Stocks contained in this term sheet or in product supplement no. 180-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers’ public disclosure of information, whether contained in SEC filings or otherwise.

•

The Reference Stocks May Change Following Certain Corporate Events: Following certain corporate events relating to an issuer of a Reference Stock, such as a takeover or a going private transaction, the calculation agent will have the option to replace such Reference

Stock with the common stock of a company with the same Standard Industrial Classification Code as the issuer of that Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a Successor Reference Stock under “Description of Notes—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement no. 180-I.

•

Our Affiliates’ Compensation May Serve as an Incentive to Sell You The Notes: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, may derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•

Certain Built-in Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Reference Stock to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Reference Stocks.

•

Many Economic and Market Factors Will Influence the Value of the Notes: In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 180-I.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Stock Adjustment Factor for certain adjustment events affecting the Reference Stocks. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices of the Least Performing Reference Stock and assuming that the closing price of each Reference Stock is not below such Reference Stock’s Trigger Price on any trading day from the Pricing Date to, and including, the Observation Date, except as indicated in the column titled “Hypothetical lowest closing price of the common stock of General Electric Company during the Monitoring Period.” The following table assumes that the Least Performing Reference Stock will be the common stock of General Electric Company and that the common stock of General Electric Company will be the least performing Reference Stock at all times during the term of the notes. We make no representation or warranty as to which of the Reference Stocks will be the Least Performing Reference Stock for the purposes of calculating your actual payment at maturity. In addition, you may receive shares of a Reference Stock at maturity that has never been below such Reference Stock’s Trigger Price on any trading day during the Monitoring Period. For more information see “Selected Purchase Considerations — Your Return at Maturity May Be Based on a Reference Stock that Has Never Been Below Such Reference Stock’s Trigger Price.”

For this table of hypothetical payments at maturity, we have also assumed the following:

•	the Initial Share Price: $37.80
•	the Trigger Price: $24.570
•	Coupon: 17.10%

Hypothetical lowest closing price of the common stock of General Electric Company during the Monitoring Period	Hypothetical Final Share Price of the Least Performing Reference Stock (General Electric Company)	Payment at Maturity*	Total Value of Payment Received at Maturity*
$37.80	$52.92	$1,000.00	$1,000.00
$37.80	$45.36	$1,000.00	$1,000.00
$37.80	$37.80	$1,000.00	$1,000.00
$30.24	$30.24	$1,000.00	$1,000.00
$22.68	$39.69	$1,000.00	$1,000.00
$22.68	$32.13	26 shares of General Electric Company Reference Stock (or the Cash Value thereof)	$850.00
$22.68	$26.46	26 shares of General Electric Company Reference Stock (or the Cash Value thereof)	$700.00
$18.90	$18.90	26 shares of General Electric Company Reference Stock (or the Cash Value thereof)	$500.00
$0.00	$0.00	26 shares of General Electric Company Reference Stock (or the Cash Value thereof)	$0.00

*

Note that you will receive at maturity any accrued and unpaid coupon payments, in addition to either shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash, as applicable. Also note that if you receive the Physical

Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, no Reference Stock closes at a price below its Trigger Price. Because a Trigger Event has not occurred and no Reference Stock’s Final Share Price is below its Initial Share Price, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, General Electric Company common stock closed below its Trigger Price. However, on the Observation Date, no Reference Stock’s Final Share Price is below its Initial Share Price. Because no Reference Stock’s Final Share Price is below its Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity even though a Trigger Event occurred.

Example 3: During the Monitoring Period, General Electric Company common stock closed below its Trigger Price. On the Observation Date, the Final Share Price of General Electric Company common stock, the Least Performing Reference Stock, is $32.13, which is below its Initial Share Price. Because at least one of the Reference Stocks had a closing price that was below its Trigger Price, and because the Final Share Price of the Least Performing Reference Stock is below its Initial Share Price, you will receive the Physical Delivery Amount of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Least Performing Reference Stock is $32.13, the total value of your final payment at maturity, whether in shares of the Least Performing Reference Stock or cash, is $850.00.

Regardless of the other payment you receive at maturity, you will have received coupon payments, for each $1,000 principal amount note, in the aggregate amount of approximately $171.00 over the term of the notes.

The actual number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) you would receive at maturity (if a Trigger Event occurs and the Final Share Price of one or more of the Reference Stocks is below its respective Initial Share Price) and the actual Trigger Price may be more or less than the amounts displayed in the hypothetical examples and the chart above and will depend in part on the closing price of each Reference Stock on the Pricing Date.

The Reference Stocks

Public Information

Lehman Brothers Holdings has obtained the following information regarding the Reference Stock issuers from the reports the Reference Stock issuers filed with the SEC. All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. We do not make any representation that these publicly available documents are accurate or complete.

The Reference Stocks are registered under the Securities Exchange Act of 1934, as amended. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the issuer of the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Initial Share Prices and Trigger Prices

The Reference Stocks are the common stocks of Pfizer Inc. (NYSE: PFE), Citigroup Inc. (NYSE: C), Verizon Communications Inc. (NYSE: VZ), Altria Group, Inc. (NYSE: MO), AT&T Inc. (NYSE: T), General Motors Corporation (NYSE: GM), Merck & Co., Inc. (NYSE: MRK), General Electric Company (NYSE: GE), E. I. du Pont de Nemours and Company (NYSE: DD) and JPMorgan Chase & Co. (NYSE: JPM). The table below sets forth the ten issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed. The Reference Stocks may be modified in the case of certain corporate events. See “Description of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 180-I.

The table below indicates the Initial Share Price and Trigger Price for each Reference Stock, subject to adjustments.

Issuer	Ticker Symbol	Exchange	Initial Share Price	Trigger Price
Pfizer Inc.	PFE	NYSE	$	$
Citigroup Inc.	C	NYSE	$	$
Verizon Communications Inc.	VZ	NYSE	$	$
Altria Group, Inc.	MO	NYSE	$	$
AT&T Inc.	T	NYSE	$	$
General Motors Corporation	GM	NYSE	$	$
Merck & Co., Inc.	MRK	NYSE	$	$
General Electric Company	GE	NYSE	$	$
E. I. du Pont de Nemours and Company	DD	NYSE	$	$
JPMorgan Chase & Co.	JPM	NYSE	$	$

Historical Information of the Reference Stocks

The following graphs set forth the historical performance of each Reference Stock based on the daily closing price of that Reference Stock from June 14, 2002 through June 14, 2007. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Pfizer Inc.

Pfizer Inc. is a research-based, global pharmaceutical company. Pfizer Inc. develops, manufactures and markets prescription medicines for humans and animals.

Historical Information of the Common Stock of Pfizer Inc.

The following graph sets forth the historical performance of the common stock of Pfizer Inc. based on the daily closing price of the common stock of Pfizer Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of Pfizer Inc. on June 14, 2007 was $26.39.

Citigroup Inc.

Citigroup Inc. is a diversified global financial services holding company whose businesses provide financial services to consumer and corporate customers. Citigroup Inc. has more than 200 million customer accounts and does business in more than 100 countries. As of December 31, 2006, Citigroup Inc. had approximately 144,000 full-time and 10,000 part-time employees in the United States and approximately 183,000 full-time employees outside the United States.

Historical Information of the Common Stock of Citigroup Inc.

The following graph sets forth the historical performance of the common stock of Citigroup Inc. based on the daily closing price of the common stock of Citigroup Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of Citigroup Inc. on June 14, 2007 was $53.67.

Verizon Communications Inc.

Verizon Communications Inc. is a provider of communications services. Verizon Communications Inc.’s Wireline business provides telephone services, including voice, network access and nationwide long-distance services, broadband video and data services, and other communications products and services. Verizon Communications Inc.’s Wireline business also owns and operates end-to-end global Internet Protocol (IP) networks. Verizon Communications Inc.’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States.

Historical Information of the Common Stock of Verizon Communications Inc.

The following graph sets forth the historical performance of the common stock of Verizon Communications Inc. based on the daily closing price of the common stock of Verizon Communications Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of Verizon Communications Inc. on June 14, 2007 was $43.22.

Altria Group, Inc.

Altria Group, Inc. is a holding company and its principal sources of funds are from the payment of dividends and repayment of debt from its subsidiaries. Altria Group, Inc.’s wholly owned subsidiaries, Philip Morris USA Inc. and Philip Morris International Inc., are engaged in the manufacture and sale of cigarettes and other tobacco products. Altria Group, Inc.’s majority owned (89.0% as of December 31, 2006) subsidiary Kraft Foods Inc. is engaged in the manufacture and sale of packaged foods and beverages. Philip Morris Capital Corporation, another wholly owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, at December 31, 2006, Altria Group, Inc. had a 28.6% economic and voting interest in SABMiller plc, which is engaged in the manufacture and sale of various beer products.

Historical Information of the Common Stock of Altria Group, Inc.

The following graph sets forth the historical performance of the common stock of Altria Group, Inc. based on the daily closing price of the common stock of Altria Group, Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of Altria Group, Inc. on June 14, 2007 was $70.47.

AT&T Inc.

AT&T Inc. is a provider of telecommunications services. The services and products that AT&T Inc. offer vary by market, and include: local exchange services, wireless communications, long-distance services, data/broadband and Internet services, telecommunications equipment, managed networking, wholesale services and directory advertising and publishing.

Historical Information of the Common Stock of AT&T Inc.

The following graph sets forth the historical performance of the common stock of AT&T Inc. based on the daily closing price of the common stock of AT&T Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of AT&T Inc. on June 14, 2007 was $40.56.

General Motors Corporation

General Motors Corporation is primarily engaged in the worldwide development, production, and marketing of cars, trucks, and parts. General Motors Corporation develops, manufactures, and markets its vehicles worldwide. General Motors Corporation’s total worldwide car and truck deliveries were 9.1 million, 9.2 million, and 9 million, for 2006, 2005, and 2004, respectively. General Motors Corporation’s finance and insurance operations are primarily conducted through GMAC LLC, the successor to General Motors Acceptance Corporation. GMAC LLC provides financial services, including consumer vehicle financing, automotive dealership and other commercial financing, residential mortgage services, automobile service contracts, personal automobile insurance coverage, and selected commercial insurance coverage.

Historical Information of the Common Stock of General Motors Corporation

The following graph sets forth the historical performance of the common stock of General Motors Corporation based on the daily closing price of the common stock of General Motors Corporation from June 14, 2002 through June 14, 2007. The closing price of the common stock of General Motors Corporation on June 14, 2007 was $33.60.

Merck & Co., Inc.

Merck & Co., Inc. is a global research-driven pharmaceutical company. Merck & Co., Inc.’s operations are principally managed on a products basis and consist of two reportable segments: the Pharmaceutical segment and the Vaccines segment. The Pharmaceutical segment includes human health pharmaceutical products, which consist of therapeutic and preventive agents, sold by prescription, for the treatment of human disorders. The Vaccines segment includes human health vaccine products, which consist of preventative pediatric, adolescent and adult vaccines, primarily administered at physician offices.

Historical Information of the Common Stock of Merck & Co., Inc.

The following graph sets forth the historical performance of the common stock of Merck & Co., Inc. based on the daily closing price of the common stock of Merck & Co., Inc. from June 14, 2002 through June 14, 2007. The closing price of the common stock of Merck & Co., Inc. on June 14, 2007 was $50.23.

General Electric Company

General Electric Company has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Through its affiliate, NBC Universal, Inc., General Electric Company produces and delivers network television services, operates television stations, produces and distributes motion pictures, operates cable/satellite networks, operates theme parks, and program activities in multimedia and the Internet. Through another affiliate, General Electric Capital Services, Inc., General Electric Company offers financial and other services, including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, and reinsurance.

Historical Information of the Common Stock of General Electric Company

The following graph sets forth the historical performance of the common stock of General Electric Company based on the daily closing price of the common stock of General Electric Company from June 14, 2002 through June 14, 2007. The closing price of the common stock of General Electric Company on June 14, 2007 was $37.80.

E. I. du Pont de Nemours and Company (“DuPont”)

DuPont operates globally, manufacturing a wide range of products for distribution and sale to many different markets, including the transportation, safety and protection, construction, motor vehicle, agriculture, home furnishings, medical, electronics, communications, protective apparel and the nutrition and health markets.

Historical Information of the Common Stock of DuPont

The following graph sets forth the historical performance of the common stock of DuPont based on the daily closing price of the common stock of DuPont from June 14, 2002 through June 14, 2007. The closing price of the common stock of DuPont on June 14, 2007 was $50.50.

JPMorgan Chase & Co.

JPMorgan Chase & Co. is a banking institutions in the United States, with $1.4 trillion in assets, $116 billion in stockholders’ equity and operations worldwide. JPMorgan Chase & Co.’s principal bank subsidiaries are JPMorgan Chase Bank, National Association, a national banking association with branches in 17 states, and Chase Bank USA, National Association, a national banking association that is JPMorgan Chase & Co.’s credit card-issuing bank. JPMorgan Chase & Co.’s principal nonbank subsidiary is J.P. Morgan Securities Inc., its U.S. investment banking firm. The bank and nonbank subsidiaries of JPMorgan Chase & Co. operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks.

Historical Information of the Common Stock of JPMorgan Chase & Co.

The following graph sets forth the historical performance of the common stock of JPMorgan Chase & Co. based on the daily closing price of the common stock of JPMorgan Chase & Co. from June 14, 2002 through June 14, 2007. The closing price of the common stock of JPMorgan Chase & Co. on June 14, 2007 was $50.32.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the notes against payment on or about June 29, 2007, which is the seventh business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the Trade Date, it will be required, by virtue of the fact that the notes initially will settle on the seventh business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

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